FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED NOTES

On 15 March 2016, HSBC Holdings plc issued EUR2,000,000,000 1.5% Senior Unsecured Notes due 2021 and EUR1,250,000,000 2.5% Senior Unsecured Notes due 2027 under its Debt Issuance Programme (the 'New Notes').

Application has been made to list the New Notes on the Official List of the UK Listing Authority and to trading on the London Stock Exchange.

Investor enquiries to:
Rebecca Self	+44 (0) 20 7991 3643	investorrelations@hsbc.com

Media enquiries to:
Karen Ng	+44 (0) 20 7991 2452	karenng@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,410bn at 31 December 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 15 March 2016